UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025 (Report No. 4)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On June 26, 2025, NLS Pharmaceutics Ltd, or the Company, executed an amendment, or the Amendment, to the Securities Purchase Agreement initially executed by and among the purchasers thereto on March 27, 2025, or the Securities Purchase Agreement, relating to a private placement offering. Pursuant to the initial closing contemplated by the Securities Purchase Agreement, the Company issued 1,212,122 preferred shares, par value CHF 0.03 per share, or the Preferred Shares, at a conversion price of $1.65 per share, as well as warrants to purchase 787,880 common shares at an exercise price of $1.80 per share, for aggregate gross proceeds of $2 million.

Pursuant to the terms of the Securities Purchase Agreement, the investors had the option to purchase an additional $1 million of Preferred Shares at a purchase price of $1.65 per share, in a subsequent transaction on identical terms as the initial closing. Pursuant to the terms of the Amendment, the investors agreed to purchase preferred participation certificates, or PPCs, in lieu of preferred shares, with the same rights and privileges as the Preferred Shares. Pursuant to the terms of the Securities Purchase Agreement and the Amendment, the Company agreed to issue 606,061 PPCs, as well as warrants to purchase 393,939 common shares at an exercise price of $1.80 per share, for aggregate gross proceeds of $1 million. The second closing occurred on June 27, 2025.

In addition, on June 26, 2025, the Company and Alpha Capital Anstalt, or Alpha, entered into a side letter pursuant to which the Company agreed to issue Alpha pre-funded warrants to purchase 485,000 common shares in lieu of the Company’s prior agreement, contained in the Securities Purchase Agreement, to issue Alpha 435,000 preferred shares (or their equivalent) to compensate Alpha for certain price protection issuances and registration obligations.

The securities are being offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, once issued, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

Press Release

On June 30, 2025, the Company issued a press release titled: “NLS Pharmaceutics and Kadimastem Announce Pricing and Closing of $1 Million Equity Financing.” A copy of this press release is furnished herewith as Exhibit 99.5.

EXHIBIT INDEX

Exhibit No.	Document Description
99.1	Form of Securities Purchase Agreement, dated March 27, 2025, by and between NLS Pharmaceutics and the certain purchasers thereto (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on March 31, 2025).
99.2	Amendment to Securities Purchase Agreement, dated June 26, 2025, between NLS Pharmaceutics and the certain purchaser thereto.
99.3	Form of Common Warrant.
99.4	Side Letter.
99.5	Form of Pre-Funded Warrant (filed as Exhibit 99.4 to Form 6-K (File No. 001-39957) filed on March 31, 2025).
99.6	Press release titled: “NLS Pharmaceutics and Kadimastem Announce Pricing and Closing of $1 Million Equity Financing.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: June 30, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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